September 10, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Neovasc Inc.
Registration Statement on Form F-3
File No. 333-245385

Ladies and Gentlemen:

The undersigned registrant respectfully requests that the U.S. Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on September 14, 2020 or as soon thereafter as is practicable.

We request that we be notified of such effectiveness by a telephone call to Michael Hong of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-2227 and that such effectiveness also be confirmed in writing.

Very truly yours,

NEOVASC INC.

By:	/s/ Chris Clark
	Name:	Chris Clark
	Title:	Chief Financial Officer